December 21, 2007
VIA EDGAR AND COURIER
Mr. Mark P. Shuman
Branch Chief, Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Local.com Corporation Registration Statement on Form S-3 filed on November 19, 2007
Dear Mr. Shuman:
     On behalf of Local.com Corporation (the “Company”), attached is the Company’s response to your comment in your letter of December 14, 2007, regarding the Company’s Registration Statement on Form S-3 (File No. 333-147494) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2007. For your convenience, the italicized comment has been reproduced below from your letter in its entirety.
Registration Statement on Form S-3

Signatures, page II-5

Instruction 1 to Form S-3 provides that either your controller or your principal accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

RESPONSE

Mr. Douglas S. Norman acts as both the principal financial officer and principal accounting officer. The Company will add the title of “Principal Accounting Officer” to Mr. Norman’s signature in our next amendment and all subsequent amendments.

Form 10-K for fiscal year ended December 31, 2006

Recent Developments, page 7

We note your disclosure that you paid placement agent fees to a member of your board of directors in connection with the private placement transaction that took place in February 2007. Please identify the director that received the placement agent fees and describe, in detail, his relationship with any broker-dealers and/or FINRA membership. Also, explain to us the role the director played in the transaction and provide details of the activities your director performed in connection with the transaction. In addition, please explain to us:
•	Your intentions to conduct any direct sales to institutional investors as described in the Plan of Distribution section on page 11 of your Registration Statement on Form S-3,

•	Any intentions the director that received placement agent fees in the February 2007 private placement has to participate in any activities in connection with the direct sales and a description of the activities, and

•	Your analysis as to the applicability of the provisions of Rule 3a4-1 under the Securities Exchange Act of 1934 to the director that received placement agent fees and/or any other employees that participate in your direct sales to institutional investors.
RESPONSE:

Mr. Norman K. Farra Jr. is the director that received the placement agent fees. This information was disclosed on a Form 8-K the Company filed on February 26, 2007. At the time of the private placement, Mr. Farra was a Managing Director Investment Banking for GunnAllen Financial, Inc, a broker-dealer. Mr. Farra contacted institutional investors, helped to coordinate meetings between the Company and interested institutional investors, and aided in the negotiation of terms. As a Board member of the Company, Mr. Farra abstained from voting on the engagement with GunnAllen Financial as well as the private placement.
•	Presently, the Company does not have any intentions to conduct any direct sales to institutional investors.

•	Presently, the Company does not have any intentions for Mr. Farra to participate in any direct sales.

•	Rule 3a4-1 is not applicable to the private placement and Mr. Farra because Mr. Farra was an employee of a registered broker dealer at the time that he received placement agent fees.

Item 9A Controls and Procedures, page 28

We note your statement that there were no significant changes in your internal control over financial reporting during the last fiscal year. Item 308(c) of Regulation S-K requires you to disclose in your report any change in your internal control over financial reporting identified in connection with the required evaluation that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, without qualification as to significance. As such, please confirm, if true, that there were no such changes in your internal control over financial reporting during the fourth fiscal quarter of your last fiscal year. Further, please confirm that in future filings, you will disclose any change during the relevant fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, without qualification as to significance.

RESPONSE:

The Company had no changes in its internal control during the fourth fiscal quarter of its last fiscal year. The Company will disclose in future filings any changes during the relevant fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting, without qualification as to significance.
Once you have had time to review our responses to the Comment Letter, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (949) 789-5214.

Respectfully submitted,
/s/ Douglas S. Norman

Douglas S. Norman Chief Financial Officer